Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Twelve-week period ended

	November 20, 2004	November 22, 2003
Earnings
Income before income taxes	$194,523	$194,845
Fixed charges	30,841	28,753
Less: Capitalized interest	(245)	(126)

Adjusted earnings	$225,119	$223,472

Fixed charges
Gross interest expense	$21,551	$18,280
Amortization of debt expense	586	2,105
Interest portion of rent expense	8,704	8,368

Total fixed charges	$30,841	$28,753

Ratio of earnings to fixed charges	7.3	7.8

	Fiscal Year Ended August

	2004 (52 weeks)	2003 (52 weeks)	2002 (53 weeks)	2001* (52 weeks)	2000 (52 weeks)
Earnings
Income before income taxes	$905,902	$833,007	$691,148	$287,026	$435,190
Fixed charges	130,278	121,129	98,688	121,141	97,520
Less: Capitalized interest	(813)	(791)	(437)	(1,380)	(2,773)

Adjusted earnings	$1,035,367	$953,345	$789,399	$406,787	$529,937

Fixed charges
Gross interest expense	$89,600	$79,301	$78,183	$100,291	$77,699
Amortization of debt expense	4,230	7,334	2,283	2,377	2,209
Interest portion of rent expense	36,448	34,494	18,222	18,473	17,612

Total fixed charges	$130,278	$121,129	$98,688	$121,141	$97,520

Ratio of earnings to fixed charges	7.9	7.9	8.0	3.4	5.4

* Fiscal 2001 includes the impact of the pre-tax restructuring and impairment charges of $156.8 million.